Exhibit 7

Consolidated Report of Condition of

Wells Fargo Bank National Association

of 101 North Phillips Avenue, Sioux Falls, SD 57104

And Foreign and Domestic Subsidiaries,

at the close of business March 31, 2021, filed in accordance with 12 U.S.C. §161 for National Banks.

		Dollar Amounts In Millions
ASSETS
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin		$ 27,624
Interest-bearing balances		247,100
Securities:
Held-to-maturity securities		232,139
Available-for-sale securities		193,559
Equity Securities with readily determinable fair value not held for trading		11

Federal funds sold and securities purchased under agreements to resell:
Federal funds sold in domestic offices		52
Securities purchased under agreements to resell		61,135
Loans and lease financing receivables:
Loans and leases held for sale		32,787
Loans and leases, net of unearned income	825,035
LESS: Allowance for loan and lease losses	16,694
Loans and leases, net of unearned income and allowance		808,341
Trading Assets		64,013
Premises and fixed assets (including capitalized leases)		10,992
Other real estate owned		158
Investments in unconsolidated subsidiaries and associated companies		13,487
Direct and indirect investments in real estate ventures		66
Intangible assets		31,616
Other assets		50,077

Total assets		$1,773,157

LIABILITIES
Deposits:
In domestic offices		$1,463,374
Noninterest-bearing	551,270
Interest-bearing	912,104
In foreign offices, Edge and Agreement subsidiaries, and IBFs		28,333
Noninterest-bearing	332
Interest-bearing	28,001
Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased in domestic offices		876
Securities sold under agreements to repurchase		5,980

Dollar Amounts In Millions

Trading liabilities	15,235
Other borrowed money (Includes mortgage indebtedness and obligations under capitalized leases)	44,034
Subordinated notes and debentures	11,879
Other liabilities	32,321

Total liabilities	$1,602,032

EQUITY CAPITAL
Perpetual preferred stock and related surplus	0
Common stock	519
Surplus (exclude all surplus related to preferred stock)	114,820
Retained earnings	54,661
Accumulated other comprehensive income	1,094
Other equity capital components	0

Total bank equity capital	171,094
Noncontrolling (minority) interests in consolidated subsidiaries	31

Total equity capital	171,125

Total liabilities, and equity capital	$1,773,157

I, Michael P. Santomassimo, Sr. EVP & CFO of the above-named bank do hereby declare that this Report of Condition has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true to the best of my knowledge and belief.

Michael P. Santomassimo

Sr. EVP & CFO

We, the undersigned directors, attest to the correctness of this Report of Condition and declare that it has been examined by us and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true and correct.

Directors

Maria R. Morris

Theodore F. Craver, Jr.

Juan A. Pujadas